UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-43045

BLEICHROEDER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas, Fl 47

New York, New York 10105

(212) 984-3835

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On August 27, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of February 28, 2026 (as amended by Amendment No. 1, dated as of May 26, 2026, Amendment No. 2, dated as of June 25, 2026, and Amendment No. 3, dated as of July 22, 2026, the “Business Combination Agreement”), by and among Bleichroeder Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Bleichroeder Acquisition France Merger Sub 2 (now known as Pasqal Holding SA), a société anonyme organized under the laws of the Republic of France (“Merger Sub”), and Pasqal Holding SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Legacy Pasqal”), the Company merged with and into Merger Sub, with Merger Sub surviving and the separate corporate existence of the Company ceasing (the “Reincorporation Merger”). Immediately prior to the Reincorporation Merger, each issued and outstanding unit of the Company detached into one Class A ordinary share and one-third of one warrant and ceased separate existence and trading. At the effective time of the Reincorporation Merger, each issued and outstanding Class A ordinary share and Class B ordinary share of the Company (other than treasury shares, dissenting shares and shares as to which redemption rights were validly exercised) was converted into one ordinary share of Merger Sub, and each issued and outstanding warrant of the Company was converted into a warrant to purchase one ordinary share of Merger Sub. Immediately following the Reincorporation Merger, Legacy Pasqal merged with and into Merger Sub by way of a merger by absorption (fusion-absorption) under the French Commercial Code, with Merger Sub surviving and changing its name to “Pasqal Holding SA” (“New Pasqal”). Accordingly, there are no holders of record of the securities covered by this Form 15. The Company’s units, Class A ordinary shares and warrants were delisted from The Nasdaq Stock Market LLC and deregistered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12g-3(a) under the Exchange Act, New Pasqal is the successor issuer to the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pasqal Holding SA, as successor by merger to Bleichroeder Acquisition Corp. II, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BLEICHROEDER ACQUISITION CORP. II

	By:	Pasqal Holding SA, as successor by merger

Date: September 8, 2026	By:	/s/ Wasiq Bokhari
	Name:	Dr. Wasiq Bokhari
	Title:	Chief Executive Officer